UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Spin-off

The information regarding the decision by the Board of Directors of SK Telecom Co., Ltd. (the “Company”) to approve a proposed spin-off plan set forth in the Form 6-K furnished by the Company on June 10, 2021, as amended by the Form 6-K/A furnished by the Company on June 11, 2021 (the “Original Form 6-K”), is hereby amended further as follows.

Article 4, Paragraph (10), Subparagraph (i) of Exhibit 99.1 to the Original Form 6-K, which stated:

(i)	The following table sets out the names and resident registration numbers of the directors and audit committee members of the Spin-off Company.

Position	Name	Date of Birth	Business Experience	Term
Representative Director and Standing Director	Jung Ho Park	May 17, 1963	Representative Director and Vice Chairman, SK hynix Inc. (current) Representative Director and President, SK Telecom Co., Ltd. (current)	Until the completion of the annual general meeting of shareholders for the third fiscal year following appointment

Standing Director	Poong Young Yoon	November 28, 1974	Head of Corporate Center 1, SK Telecom Co., Ltd. (current)	Until the completion of the annual general meeting of shareholders for the third fiscal year following appointment

Outside Director and Audit Committee Member	Eun Sun Ki	August 30, 1977	Professor, Division of Business Administration and Accounting, Kangwon National University (current) Member, Corporate Review Committee, KOSDAQ Market Committee, Korea Exchange (current)	Until the completion of the annual general meeting of shareholders for the third fiscal year following appointment
	Seung Gu Park	December 27, 1968	Head of Korea, BofA Merrill Lynch (former) Head of Seoul Branch, Credit Suisse (former)
	Seong Woo Lee	July 25, 1961	Professor, Dong-A Law School (current) Outside Director, Shinhan Bank (former)

is amended and restated (by adding the underlined directors) as follows:

(i)	The following table sets out the names and resident registration numbers of the directors and audit committee members of the Spin-off Company.

Position	Name	Date of Birth	Business Experience	Term
Representative Director and Standing Director	Jung Ho Park	May 17, 1963	Representative Director and Vice Chairman, SK hynix Inc. (current) Representative Director and President, SK Telecom Co., Ltd. (current)	Until the completion of the annual general meeting of shareholders for the third fiscal year following appointment
Standing Director	Poong Young Yoon	November 28, 1974	Head of Corporate Center 1, SK Telecom Co., Ltd. (current)
Non-Executive Director	Sung Ha Park	October 4, 1965	Representative Director and President, SK Inc. (current)
Outside Director and Audit Committee Member	Eun Sun Ki	August 30, 1977	Professor, Division of Business Administration and Accounting, Kangwon National University (current) Member, Corporate Review Committee, KOSDAQ Market Committee, Korea Exchange (current)
	Seung Gu Park	December 27, 1968	Head of Korea, BofA Merrill Lynch (former) Head of Seoul Branch, Credit Suisse (former)
	Seong Woo Lee	July 25, 1961	Professor, Dong-A Law School (current) Outside Director, Shinhan Bank (former)
	Ho In Kang	December 3, 1957	Senior Advisor, Yulchon LLC (current) Minister of Land, Infrastructure and Transport (former)

Article 4, Paragraph (10), Subparagraph (iv) of Exhibit 99.1 to the Original Form 6-K, which stated:

(iv)	For the first fiscal year, the maximum aggregate remuneration and benefits-in-kind paid to the directors of the Spin-off Company will be limited to Won 2 billion.

is amended and restated as follows:

(iv)	The maximum annual aggregate remuneration and benefits-in-kind paid to the directors of the Spin-off Company will be Won 12 billion per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Joongsuk Oh
(Signature)
Name: Joongsuk Oh
Title: Senior Vice President

Date: June 28, 2021